                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                    UNDER THE TRUST INDENTURE ACT OF 1939 OF
                   A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                        --------------------------------

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                              SECTION 305(b)(2) XX
                                               ----

                        --------------------------------

                           BANCO SANTANDER PUERTO RICO
               (Exact name of trustee as specified in its charter)

            Puerto Rico                                  66-0312389
  (Jurisdiction of incorporation)                 (IRS Employer ID Number)

    221 Ponce de Leon Ave., Lobby                           00918
    Hato Rey, Puerto Rico                                (Zip Code)
    (Address of principal executive offices)

                        --------------------------------

              Puerto Rico Industrial, Tourist, Educational, Medical
            and Environmental Control Facilities Financing Authority
               (Exact name of obligor as specified in its charter)

                    Puerto Rico                               66-0426994
   (Jurisdiction of incorporation or organization)     (IRS Employer ID Number)

         c/o Government Development Bank                     00911
         for Puerto Rico                                  (Zip Code)
         Minillas Government Center
         De Diego Avenue, Stop 22
         Santurce, Puerto Rico
         (Address of principal executive offices)

                        --------------------------------

                       $104,000,000 Tourism Revenue Bonds
                                  1998 Series A
                       (Title of the indenture securities)

                                     GENERAL

1.      GENERAL INFORMATION

        Furnish the following information as to the trustee:

        (a) Name and address of each examining or supervising authority to which it is subject:

               (i)    Federal Deposit Insurance Corporation, Washington D.C.

               (ii) Puerto Rico Commissioner of Financial Institutions, San Juan, Puerto Rico

        (b)    Whether it is authorized to exercise corporate trust powers.

               The trustee is authorized to exercise corporate trust powers.

2.      AFFILIATIONS WITH THE OBLIGOR

        If the obligor is an affiliate of the trustee, describe each such affiliation.

               None.

3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, and 15

        The obligor is not currently in default under any of its outstanding securities for which Banco Santander Puerto Rico is the Trustee. Accordingly, responses to Items 3 through 15 of Form T-1 are not required under General Instruction B.

16.     LIST OF EXHIBITS

        T-1.1  -      A copy of the articles of incorporation of Banco Santander Puerto Rico

        T-1.2  -      A copy of the certificate of authority of Banco Santander Puerto Rico to commence business.

        T-1.3  -      A copy of the authorization of Banco Santander Puerto Rico to exercise corporate trust powers.

        T-1-4  -      A copy of the By-Laws, as amended, of Banco Santander Puerto Rico.

        T-1.6  -      The consent of the trustee required by Section 321(b) of the Trust Indenture
                      Act of 1939, as amended by the Trust Indenture Reform Act of 1990.

        T-1.7  -      A copy of the latest report of condition of the trustee pursuant to law or the requirements of its supervising or examining authority.

                                      NOTE

        As of January 12, 1999, the trustee had 38,622,651 shares of Common Stock outstanding, which are owned as follows: 78.3% (approximately) by Banco Santander, S.A.; 21.69% (approximately) is publicly held; and .01% (approximately) by Santusa Holding, S.L.

        In answering Item 2 in this statement of eligibility, as to matters peculiarly within the knowledge of the obligor or its directors, the trustee has relied upon information furnished to it by the obligor and will rely on information to be furnished by the obligor and the trustee disclaims responsibility for the accuracy or completeness of such information.

        Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Banco Santander Puerto Rico, a corporation organized and existing under the laws of the Commonwealth of Puerto Rico, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of San Juan, Puerto Rico, on the 12th day of January, 1999.

        BANCO SANTANDER PUERTO RICO

        By:    S/sg.
              ---------------------------------------
               Luis Fernandez Trinchet
        Senior Vice President & Executive Trust Officer

                                                                   EXHIBIT T-1.1

                            ARTICLES OF INCORPORATION
                         OF BANCO SANTANDER PUERTO RICO

                                      FIRST

         The name of this corporation is "Banco Santander Puerto Rico" (hereinafter the "Bank").

                                     SECOND

         The principal office of the Bank shall be located at 207 Ponce de Leon Avenue, Hato Rey, San Juan, Puerto Rico. The Bank's Resident Agent is Nicolas Lopez with the same address above.

                                      THIRD

         The term of existence of the Bank is indefinite.

                                     FOURTH

         The Bank shall have all of the express, implied and incidental powers conferred by the Puerto Rico Banking Law, 7 L.P.R.A., Section 1 et seq., (the "Banking Act") and by all amendatory acts thereof and supplemental thereto, and such other powers as may, from time to time, be granted by the laws of Puerto Rico to corporations organized to carry on the business of banking. In addition, the Bank shall have the general express powers and the incidental powers conferred by law to corporations organized under the laws of Puerto Rico necessary to carry on the business of banking.

                                      FIFTH


         (a) The business and activities of the Bank shall be under the authority of a board of directors composed of the number of directors fixed from time to time by resolution of an absolute majority of the board of directors within the limits established in the By-Laws, provided that the number of directors shall always be an odd number and not less than five (5) nor more than eleven (11). The members of the board of directors shall be elected annually by the stockholders and shall serve until their successors are elected and qualified. A majority of the directors holding office shall constitute a quorum at meetings of the board of directors.

         (b) The directors, a majority of which shall be bona fide residents of the Commonwealth of Puerto Rico, shall have such qualifications, shall be subject to such responsibilities, shall comply with such requirement and shall hold office pursuant to the provisions of the Banking Act the By-Laws of the Bank.

         (c) Any vacancy in the board of directors may be filled by a majority of the votes of the directors in function. The directors so elected shall meet all of the conditions and shall be subject to the same responsibilities of the directors elected by the stockholders and shall remain in their office until the next general meeting of stockholders is held and their successors have been duly elected and are sworn in their office.

         (d) The board of directors, by resolution approved by an absolute majority, may appoint one or more Committees, each one composed of three (3) or more directors of the Bank, and such executive or administrative officers as the board of directors may assign. Such committees shall and may exercise those powers that the board of directors may so delegate.

                                      SIXTH


         The authorized capital of the Bank shall be SEVEN HUNDRED FIFTY MILLION DOLLARS ($750,000,000) represented by TWO HUNDRED MILLION (200,000,000) shares of common stock, TWO DOLLARS AND FIFTY CENTS ($2.50) par value per share, and TEN MILLION (10,000,000) shares of Preferred Stock, TWENTY FIVE DOLLARS ($25.00) par value per share. The shares may be issued by the Bank from time to time as authorized by the board of directors without the further approval of shareholders, except as otherwise provided in this Article Sixth or to the extent that such approval is required by governing law, rule or regulations.

         Subject to requirements established by these Articles of Incorporation, the board of directors is expressly authorized to implement stock option plans when it deems appropriate. However, no shares of capital stock (including shares issuable upon conversion, exchange or exercise of other securities) shall be issued, directly or indirectly, to directors, officers and employees of the Bank other than as part of a general public offering or unless their issuance or the plan (including stock option plans) under which they would be issued has been approved by a majority of the total votes to be cast at a legal meeting of stockholders.

         Limited to the extent of authorized capital in these Articles of Incorporation, the board of directors is expressly authorized to provide, when it deems necessary, (i) for the issuance of shares of common stock in one or more series or classes, and (ii) for the issuance of shares of preferred stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers; and with such designations, preferences, rights, qualifications, limitations or restrictions thereof, as shall be expressed in the resolution or resolutions of the board of directors, authorizing such issuance, including (but without limiting the generality of the foregoing) the following:

         (a) the designation of such series;

         (b) the dividend rate of such series, the conditions and dates upon which the dividends shall be payable, the preferences or relation which such dividends shall bear to the dividends payable on any other class or classes of capital stock of the Bank, and whether such dividends shall be cumulative or non-cumulative;

         (c) whether the shares of such series shall be subject to redemption by the Bank, and if made subject to such redemption, the terms and conditions of such redemption;

         (d) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

         (e) whether the shares of such series shall be convertible and if provision be made for conversion, the terms of such conversion;

         (f) the extent, if any, to which the holders of such shares shall be entitled to vote; provided, however, that in no event, shall any holder of any series of preferred stock be entitled to more than one vote for each such share;

         (g) the restrictions and conditions, if any, upon the issue or re-issue of any additional preferred stock ranking on a party with or prior to such shares as to dividends or upon dissolution; and

         (h) the rights of the holders of such shares upon dissolution of, or upon distribution of assets of the Bank, which rights may be different in the case of a voluntary dissolution.

                                     SEVENTH

         Except as the Board of Directors, in its discretion, may from time to time determine, holders of any class of capital stock of the Bank shall not be entitled as a matter of right to subscribe for or purchase, or have any preemptive or preferential right of subscription with respect to any part of any new or additional issue of stock of any class whatsoever, or of securities convertible into any stock of any class whatsoever of the Bank, whether now or hereafter authorized and whether issued for cash or other consideration or by way of a dividend.

                                     EIGHTH

        The Bank shall hold at least one general annual meeting of stockholders each year, at such place and date prescribed by the By-Laws of the Bank, and such other special meetings necessary in the opinion of the President or the board of directors, or requested by stockholders representing twenty percent (20%) of the paid-in capital.

        The general annual meetings shall be convened by mailing a notice to each stockholder at least (30) thirty days prior to the dates set forth for such meeting, and in addition, said notice shall be published as required by law.

        Notices of special meetings of stockholders shall contain the same information as notices of general annual meetings of stockholders, but shall also contain information in connection with the reasons for the call to the meeting and in connection with the different matters to be considered and voted upon at the meeting. Notices prepared in accordance with these provisions shall be required in order to hold a valid stockholders' meeting, and dispensing therewith shall be excused only by the written consent of the stockholders.

        To form a quorum at general annual meetings and at special meetings, more than half of the paid-in capital must be represented by shareholders in person or by proxy. If no quorum is present a second call shall be made in accordance with the Banking Act and the By-Laws.

        Action shall be taken only by a majority vote of stockholders present, by vote or proxy, except as otherwise provided in the preceding paragraph, and in such other cases provided by law.

                                      NINTH

         The power to make or alter the By-Laws shall be vested at the regular annual meeting of Stockholders, but the board of directors may supply any matters not covered in the By-Laws, or amend them, adopting all such rules as may be necessary for the conduct of the business of the Bank as circumstances may require, all such rules or amendments to be submitted at the next regular annual meeting of Stockholders for their ratification.

                                      TENTH

         At the time of its incorporation the name and residence of the incorporators and the number of shares held by each of them, were:



        NAME:                                    RESIDENCE:             SHARES OWNED:
        -----                                    ----------             -------------
        Gonzalo Corral                    San Juan, Puerto Rico              200

        Joaquin Villamil                  San Juan, Puerto Rico              440

        Sandra de Haro de la Torre        Guaynabo, Puerto Rico              200

        Arturo Gallardo                   San Juan, Puerto Rico              200

        Arnaldo Villamil                  San Juan, Puerto Rico              200

                                                                   EXHIBIT T-1.2

                            GOVERNMENT OF PUERTO RICO
                     COMMISSIONER OF FINANCIAL INSTITUTIONS
                              SAN JUAN, PUERTO RICO

                                                                         License

# 17-01

                                     LICENSE

I CERTIFY THAT: BANCO SANTANDER PUERTO RICO is authorized to engage in banking business in its Principal Office located at:

                            #207 Ponce de Leon Avenue
                              Hato Rey, Puerto Rico

pursuant to the provisions of Act No. 55 of May 12, 1933, as amended, known as the Puerto Rico Banking Act.

This license shall be in effect until the same is surrendered, revoked or canceled and while the grantee pays the corresponding annual fees on the date prescribed by law.

Issued in San Juan, Puerto Rico, January 2, 1998.

                                                            S/sg.
                                                            Joseph P. O'Neill
                                                            Commissioner
SEAL


                        THIS LICENSE IS NOT TRANSFERABLE
                                  PLACE VISIBLY

                                                                   EXHIBIT T-1.3


                           COMMONWEALTH OF PUERTO RICO
                     COMMISSIONER OF FINANCIAL INSTITUTIONS
                              San Juan, Puerto Rico

                                     LICENSE

                                TRUST DEPARTMENT

I CERTIFY THAT:         BANCO SANTANDER DE PUERTO RICO

a banking corporation organized under the laws of Puerto Rico has complied and consigned the bond required pursuant to Section 14(k) of Act No. 55 of May 12, 1933, as amended, known as the Puerto Rico Banking Act and Regulation No. 3, regarding said Act, so that it is authorized to operate a Trust Department and act as trustee in all those trusts granted or conferred to it.

Issued in San Juan, Puerto Rico, July 5, 1991.

                                                            S/sg.
                                                            Jose A. Sosa Llorens
                                                            Commissioner

SEAL

                        THIS LICENSE IS NOT TRANSFERABLE
                                  PLACE VISIBLY

                                                                   EXHIBIT T-1.4

                                   BY-LAWS OF
                           BANCO SANTANDER PUERTO RICO

                                    ARTICLE I

                                  STOCKHOLDERS

        SECTION 1. Place of Meetings. All annual and special meetings of stockholders shall be held at the principal office of the Bank or at such other place as the board of directors may determine.

        SECTION 2. Annual Meeting. A meeting of the stockholders of the Bank for the election of directors, the presentation of the financial statements of the Bank and for the transaction of any other business of the Bank shall be held annually within 120 days after the end of the Bank's fiscal year on such date and at such time within such 120-day period as the board of directors may determine.

        SECTION 3. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, may be called at any time by the President or the board of directors, and shall be called by the Chairperson of the Board, the President or the Secretary upon the written request of the holders of not less than twenty percent (20%) of the paid-in capital of the Bank entitled to vote at the meeting. The written request specified above shall state the purpose or purposes of the meeting and shall be delivered at the principal office of the Bank addressed to the Chairperson of the Board, the President or the Secretary.

        SECTION 4. Conduct of Meetings. Annual and special meetings shall be conducted in accordance with the most current regulations of the board of directors or these By-laws. The board of directors shall designate, when present, either the Chairperson of the Board or President to preside at such meetings.

        SECTION 5. Notice of Meetings. Notice of the annual meeting of stockholders shall be mailed to each stockholder of the Bank at least thirty
(30) days prior to the date for each such meeting, and in addition, a notice of each such meeting of stockholders shall be published as required by law. Notice for all other extraordinary meetings of stockholders shall be mailed to each stockholder of the Bank at least twenty (20) days prior to the date for each such meeting or any other shorter period the law may allow.

        SECTION 6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the board of directors shall fix in advance a date as the record date for any such determination of stockholders. Such date in any case shall be not more than fifty (50) days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section 6, such determination shall apply to any adjournment thereof.

        SECTION 7. Voting Lists. At least ten (10) days before each meeting of the stockholders, the officer or agent having charge of the stock transfer books for shares of the Bank shall make a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. This list of stockholders shall be kept on file at the principal office of the Bank and shall be subject to inspection by any stockholder at any time during usual business hours for a period of ten
(10) days prior to such meeting. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the entire time of the meeting. The original stock transfer book shall constitute prima facie evidence of the stockholders entitled to examine such list or transfer books or to vote any meeting of stockholders.

        SECTION 8. Quorum. A majority of the outstanding shares of the Bank entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice; provided that the date of the adjourned meeting shall not be less than eight (8) days after the date for which the first meeting was called. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

        SECTION 9. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Proxies solicited on behalf of the management shall be voted as directed by the stockholder or, in the absence of such direction, as determined by a majority of the board of directors. Proxies must be filed with the Secretary of the Bank. No proxies shall be voted or acted upon after one year from its date.

        SECTION 10. Voting of Shares in the Name of Two or More Persons. When ownership stands in the name of two or more persons, in the absence of written instructions to the Bank to the contrary, at any meeting of the stockholders of the Bank any one or more of such stockholders may cast, in person or by proxy, all votes to which such ownership is entitled. In the event an attempt is made to cast conflicting votes, in person or by proxy, by the several persons in whose names shares of stock stand, the vote or votes to which those persons are entitled shall be cast as directed by a majority of those holding such and present in person or by proxy at such meeting, but no votes shall be cast for such stock if a majority cannot agree.

        SECTION 11. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by any officer, agent or proxy as the by-laws of such corporation may prescribe or, in the absence of such provision, as the board of directors of such corporations may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court or other public authority by which the receiver was appointed.

        A stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

        Neither treasury shares of its own stock held by the Bank nor shares held by another corporation, if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the Bank, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting.

        SECTION 12. Cumulative Voting. Stockholders shall not be entitled to cumulate their votes for the election of directors.

        SECTION 13. Inspector of Election. In advance of any meeting of stockholders, the board of directors may appoint any persons other than nominees for office as inspectors of election to act at such meeting or any adjournment thereof. The number of inspectors shall be either one or three. Any such appointment shall not be altered at the meeting. If inspectors of election are not so appointed, the Chairperson of the Board or the President may, and at the request of not fewer than ten percent (10%) of the votes represented at the meeting shall, make such appointment at the meeting. If appointed at the meeting, the majority of the votes present shall determine whether one or three inspectors are to be appointed. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the board of directors in advance of the meeting or at the meeting by the Chairperson of the Board or the President.

        The duties of such inspectors shall include: (i) determining the number of shares of stock and the voting power of each share, the shares of stock represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; (ii) receiving votes, ballots or consents; (iii) hearing and determining all challenges and questions in any way arising in connection with the right to vote; (iv) counting and tabulating all votes or consents; (v) determining the result; and (vi) such acts as may be proper to conduct the election or vote with fairness to all stockholders.

                                   ARTICLE II

                               BOARD OF DIRECTORS

        SECTION 1. General Powers. The business and affairs of the Bank shall be under the direction of the board of directors. The board of directors shall annually elect a Chairperson of the Board and one or more Vice Chairpersons of the Board from among its members and shall designate, when present either the Chairperson of the Board, any Vice Chairperson or the President of the Bank to preside at its meeting.

        SECTION 2. Number and Term. The board of directors shall consist of such number of directors as established from time to time by resolution of the board of directors approved by a majority of directors; provided that, the total number of directors shall always be an odd number and not less than five (5) or more than eleven (11). The members of the board of directors shall be elected for a term of one year and until their successors are elected and qualified.

        SECTION 3. Regular Meetings. All regular meetings of the board of directors shall be held at the principal office of the Bank or in any other office of the Bank within or without Puerto Rico or in any other place selected by the board of directors as permitted by law. The board of directors shall hold regular meetings monthly or as otherwise provided by law and on all other occasions it may deem appropriate.

        SECTION 4. Qualification. Each director shall be of legal age and a majority of the directors shall be bona fide residents of Puerto Rico.

         SECTION 5. Special Meetings. Special meetings of the board of directors may be called by or at the request of the Chairperson of the Board, the president or one-third of the directors, and at such place as the board of directors shall designate.

         SECTION 6. Notice. Written notice of any special meeting shall be given to each director at least twenty-four (24) hours previous thereto if delivered personally or by fax or telegram or at least five (5) days previous thereto if delivered by mail at the address at which the director is most likely to be reached. Such notice shall be deemed to be delivered when deposited in the U.S. mail so addressed, with postage thereon prepaid if mailed or when delivered to the telegraph company if sent by telegram. Any director may waive notice of any meeting by a writing filed with the Secretary. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the board of directors need be specified in the notice of waiver of notice of such meeting.

         SECTION 7. Quorum. A majority of the directors shall constitute a quorum for the transaction of business at any meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn and postpone the meeting without further notice, provided that the adjourned meeting shall be held within eight (8) days after the date for which the first meeting was called. If the adjourned meeting cannot be held within that period, notice of the adjourned meeting to the directors shall be made in accordance with Section 6 of this Article II.

        SECTION 8. Telephonic Meetings Permitted. Members of the board of directors, or any committee designated by the board of directors, may participate in a meeting thereof by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting pursuant to this
Section 8 shall constitute presence in person at such meeting.

        SECTION 9. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors, unless a greater number is prescribed by applicable laws or regulations or by these By-laws.

        SECTION 10. Resignation. Any director may resign at any time by sending a written notice of such resignation to the principal office of the Bank addressed to the Chairperson of the Board or the President. Unless otherwise specified therein, such resignation shall take effect upon receipt thereof by the Chairperson of the Board or the President.

        SECTION 11. Vacancies. Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors. A director elected to fill a vacancy shall be elected to serve until the next election of directors by the stockholders. Any directorship to be filled by reason of an increase in the number of directors, may be filled by election by the board of directors for a term of office continuing only until the next election of directors by the stockholders.

         SECTION 12. Compensation. Directors shall receive such reasonable compensation as may be established from time to time by the board of directors by resolution approved by an absolute majority thereof.

                                   ARTICLE III

                                   COMMITTEES

        SECTION 1. Appointment. The board of directors, by resolution adopted by a majority of the full board of directors, may, from time to time appoint, any number of committees, composed of not less than three (3) directors and such other administrative and executive officers as the board of directors may determine.

        SECTION 2. Authority. These committees shall and may exercise those powers that the board of directors may so delegate and shall have the name or names that from time to time the board of directors may determine by resolution.

        SECTION 3. Appointment and Terms of Office. Members of the committees shall be appointed by the board of directors annually. All members of the committees shall serve at the pleasure of the board of directors.

        SECTION 4. Quorum. A majority of the members of any committee shall constitute a quorum. A majority of the votes cast shall decide every question or matter submitted to a committee.

                                   ARTICLE IV

                                    OFFICERS

        SECTION 1. Positions. The officers of the Bank shall be President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the board of directors. The board of directors may also designate the Chairperson of the Board as an officer and any Assistant Secretary of the Bank or Assistant Treasurer of the Bank it may deem appropriate. The President shall be the Chief Executive Officer, unless the board of directors designates the Chairperson of the Board as Chief Executive Officer. The offices of the Secretary and Treasurer may be held by the same person and a Vice President may also be either the Secretary or the Treasurer. The board of directors may also elect or authorize the appointment of such other officers as the business of the Bank may require. The officers shall have such authority and perform such duties as the board of directors may from time to time authorize or determine. In the absence of action by board of directors, the officers shall have such powers and duties as generally pertain to their respective offices.

        SECTION 2. Election and Term of Office. The President, the Secretary and the Treasurer of the Bank shall be elected annually at the first meeting of the board of directors held after the annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as possible and the President, the Secretary and the Treasurer of the Bank shall continue to hold their respective office until said meeting is held. All other officers not elected at the annual meeting shall continue to hold office until a successor has been duly elected and qualified or until the officer's death, resignation or removal in the manner hereinafter provided. Election or appointment of an officer, employee or agent shall not itself create contractual rights. The board of directors may authorize the Bank to enter into an employment contract with any officer in accordance with regulations of the board of directors; but no such contract shall impair the right of the board of directors to remove any officers at any time in accordance with Section 3 of this Article IV.

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         SECTION 3. Removal. Any officer may be removed by the board of directors whenever, in its judgment, the best interest of the Bank will be served thereby, but such removal, other than for cause, shall be without prejudice to the contractual rights, if any, of the person so removed.

         SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term.

                                    ARTICLE V

                  STOCK, STOCK CERTIFICATES AND THEIR TRANSFER

         SECTION 1. Registered Shares. All shares of stock of the Bank shall be registered shares on the books of the Bank. Notwithstanding the above, a stockholder of the Bank may request that the Bank issue a Certificate of Stock. In such circumstances the stock certificates shall conform with section 3 of this Article V.

         SECTION 2. Transfer. Shares of stock shall be transferable on the books of the Bank, and a transfer book shall be kept in which all transfer of stock shall be recorded. Every person becoming a stockholder by such transfer shall, in proportion to his or her shares, succeed to all rights and liabilities of the prior holder of such shares.

         SECTION 3. Stock Certificates. Certificates of stock shall bear the signature of the Chairperson, the President or any Vice President (which may be engraved, printed or impressed), and shall be signed manually or by facsimile process by the Secretary or an Assistant Secretary, or any other officer appointed by the board of directors for that purpose, to be known as an Authorized Officer, and the seal of the Bank shall be engraved thereon. Each certificate shall recite on its face

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that the stock represented thereby, is transferable only upon the books of the
Bank properly endorsed.

         SECTION 4. Owner of Record, Attachment, Pledge. Shares of stock are transferable by all means recognized by law, if there is no attachment levied against them under competent authority, but as long as the transfer is not signed and recorded in the transfer books the Bank shall be entitled to consider as owner thereof the party who appears as such in said books.

         SECTION 5. Transfer Agent. The board of directors may designate any person, whether or not an officer of the Bank, as stock transfer agent or registrar of the Bank with respect to Stock Certificate or other securities issued by the Bank.

                                   ARTICLE VI

                                 CORPORATE SEAL

         SECTION 1. Seal. The board of directors shall provide a suitable seal, bearing the name of the Bank, which shall be under the custody of the Secretary.

                                   ARTICLE VII

                            MISCELLANEOUS PROVISIONS

         SECTION 1. Fiscal Year. The fiscal year of the Bank shall be the calendar year.

         SECTION 2. Dividends. The board of directors may from time to time declare, and the Bank may pay dividends in cash or in shares of the capital stock of the Bank, in the manner and upon the terms and conditions provided by applicable laws and regulations and the Bank's Articles of Incorporation.

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         SECTION 3. Conflict with New Laws. The provisions of these By-laws in conflict with any and all new statutes shall become revoked without affecting the validity of the remaining provisions hereof.

         SECTION 4. Unforeseen Cases and Events. Should cases and events not provided for in these By-Laws arise, the board of directors shall decide on the proper action to be taken in accordance with the authority and powers vested upon it by Law, the Articles of Incorporation and these By-Laws.

         SECTION 5. Amendments. These By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any annual or special meeting of stockholders in accordance with applicable provisions of law and of the Bank's Articles of Incorporation. Notwithstanding the above, the board of the directors may supply any matters not covered by the By-Laws or amend the By-Laws, adopting all such rules as may be necessary for the conduct of business of the Bank as circumstances may require, all such rules or amendments to be submitted at the next regular meeting of stockholders for their ratification.

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                                                                   EXHIBIT T-1.6

                   [Letterhead - Banco Santander Puerto Rico ]

January 12, 1999

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Gentlemen:

Pursuant to the provisions of Section 321(b) of the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, and subject to the limitations set forth therein, Banco Santander Puerto Rico hereby consents that reports of examination of U.S. Trust by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

Very truly yours,

BANCO SANTANDER PUERTO RICO


By:     S/sg.
     ------------------------------
        Luis Fernandez Trinchet
        Senior Vice President





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


                                                                   EXHIBIT T-1.7

I, Nicolas Lopez, Executive Vice President and Comptroller of Banco Santander Puerto Rico do hereby declare that the attached Consolidated Balance Sheet has been prepared in conformance with the instructions issued by the appropriate regulatory authority and is true to the best of my knowledge and belief.

                                                     S/sg.
                                          --------------------------------------
                                          Nicolas Lopez
                                          Executive Vice President & Comptroller

January 12, 1999





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




                                                                   EXHIBIT T-1.7

                   BANCO SANTANDER PUERTO RICO AND SUBSIDIARY

                  CONSOLIDATED BALANCE SHEETS-DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                                       1997
                                                                                   ------------
                                   ASSETS
CASH AND CASH EQUIVALENTS:
   Cash and due from banks                                                          $  196,645
   Interest bearing deposits                                                            28,343
   Federal funds sold and securities purchased
     under agreements to resell                                                         41,941
                                                                                    ----------
        Total cash and cash equivalents                                                266,929
INTEREST BEARING DEPOSITS                                                               10,460
INVESTMENT SECURITIES AVAILABLE FOR SALE                                               186,162
INVESTMENT SECURITIES                                                                1,744,457
LOANS, net                                                                           3,572,802
BANK PREMISES AND EQUIPMENT, net                                                        71,760
CUSTOMERS' LIABILITIES ON ACCEPTANCES                                                    5,885
ACCRUED INTEREST RECEIVABLE                                                             41,941
OTHER ASSETS                                                                           103,464
                                                                                    ----------
                                                                                    $6,003,860
                                                                                    ----------
                                                                                    ----------

                    LIABILITIES AND STOCKHOLDERS' INVESTMENT

DEPOSITS:
   Demand                                                                           $  789,055
   Savings                                                                           1,234,684
   Time                                                                              1,505,603
                                                                                    ----------
        Total deposits                                                               3,529,342
FEDERAL FUNDS PURCHASED                                                                329,000
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE                                         706,332
COMMERCIAL PAPER ISSUED                                                                372,644
SUBORDINATED CAPITAL NOTES                                                              70,525
TERM NOTES                                                                             367,948
ACCEPTANCES OUTSTANDING                                                                  5,885
ACCRUED INTEREST PAYABLE                                                                33,326
OTHER LIABILITIES                                                                       72,283
                                                                                    ----------
                                                                                     5,487,285
                                                                                    ----------
COMMITMENTS (see Notes 17 and 21)
STOCKHOLDERS' INVESTMENT:
   Common stock, $5 par value; 50,000,000 shares authorized, 19,061,326
      and 18,476,283 issued and outstanding in 1997 and 1996, respectively              95,307
   Capital paid in excess of par value                                                  62,489
   Capital paid for the acquisition of stock                                               -
   Valuation adjustment to record investment securities available for sale
      at fair value                                                                       (488)
   Retained earnings
     Reserve fund                                                                       86,893
     Redemption fund                                                                    31,563
     Undivided profits                                                                 240,811
                                                                                    ----------
        Total stockholders' investment                                                 516,575
                                                                                    ----------
                                                                                    $6,003,860
                                                                                    ----------
                                                                                    ----------


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